錦興集團有限公司
(Incorporated in Bermuda with limited liability)

HANNY
VISIONS AHEAD

RECEIVED
2007 JUL -2 P 12:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-03638

Date: 21 June 2007

BY AIRMAIL

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

07024833

SUPPL

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith the following documents of the Company for your filing under the ISIN US 41068T2087:-

1. A circular dated 20 June 2007 in relation to the Proposed Refreshment of General Mandates to Issue and Repurchase Shares; Proposed Refreshment of the 10% Limit on the Grant of Options under the Share Option Scheme; And Notice of Special General Meeting; and

2. A copy of the announcement in relation to the Notice of Special General Meeting dated and published in The Standard (English Version) and The Hong Kong Economic Times (Chinese Version) on 20 June 2007.

Thank you for your kind attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

p.p.

Florence Kam
Company Secretary

Encl.

PROCESSED
JUL 05 2007
THOMSON
FINANCIAL

香港中環夏慤道12號美國銀行中心31樓
31/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
Tel: (852) 3151-0300 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)

O:\Hanny 2007\Correspondence Letter\123-US Sec-21 June 07.doc

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Special General Meeting of Hanny Holdings Limited (the "Company") will be held at B27, Basement, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong on Friday, 6 July 2007 at 10:00 a.m. for the purposes of considering and, if thought fit, passing the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

1. "THAT:

(a) subject to paragraph (b) of this resolution, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.01 each in the share capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose ("Recognized Stock Exchange"), subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or those of any other Recognized Stock Exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) of this resolution shall not exceed 10% of the share capital of the Company in issue as at the date of passing this resolution; and the authority pursuant to this resolution shall be limited accordingly; and

(c) for the purpose of this resolution,

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by Bermuda law or the Bye-laws of the Company to be held; or

(iii) the date upon which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

2. "THAT:

(a) subject to paragraph (c) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.01 each in the share capital of the Company and to make or grant offers, agreements or options (including warrants, bonds and debentures convertible into shares of the Company) which would or might require the exercise of such powers subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall be in addition to any other authorization given to the Directors and shall authorise the Directors during the Relevant Period to make or grant offers, agreements or options (including warrants, bonds and debentures convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted, (whether pursuant to an option or otherwise) and issued by the Directors pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) the exercise of rights of subscription or conversion under the terms of any securities which are convertible into shares of the Company; (iii) the exercise of options granted under the share option scheme or any other schemes for the time being adopted by the Company; or (iv) an issue of shares as scrip dividends pursuant to the Bye-laws from time to time, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution,

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by Bermuda law or the Bye-laws of the Company to be held; or

(iii) the date upon which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares of the Company open for a period fixed by the Directors to the holders of shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares of the Company as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

3. "THAT conditional upon the passing of Resolutions numbered 1 and 2, the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with shares of the Company pursuant to Resolution numbered 2 be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution numbered 1, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution."

4. "THAT conditional upon the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the shares of HK$0.01 each in the share capital of the Company to be issued pursuant to the exercise of options which may be granted under the New Scheme Mandate Limit (as defined below), the refreshment of the scheme mandate limit of the Company's share option scheme adopted by the Company on 17 March 2003, up to 10% of the number of shares of the Company in issue as at the date of passing this resolution (the "New Scheme Mandate Limit") be and is hereby approved and any Director be and is hereby authorized to do such act and execute such document to effect the New Scheme Mandate Limit."

By the order of the Board
Hanny Holdings Limited
Kam Yiu Sai, Florence
Company Secretary

Hong Kong, 20 June 2007

As at the date hereof, the Board comprises:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-Executive Directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Poon Kwok Hing, Albert

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head office and principal place of business in Hong Kong:
31st Floor, Bank of America Tower
12 Harcourt Road
Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the special general meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint a proxy in respect of part only of his holding of Shares in the Company. Completion and return of an instrument appointing a proxy will not preclude a member from attending and voting in person at the special general meeting (or any adjourned meeting).

2. In order to be valid, the proxy form and the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority shall be deposited with the Company's branch share registrar in Hong Kong, Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the special general meeting (or any adjourned meeting).

HANNY HOLDINGS LIMITED

錦興集團有限公司*

（於百慕達註冊成立之有限公司）
（股份代號：275）

股東特別大會通告

茲通告錦興集團有限公司（「本公司」）謹訂於二零零七年七月六日（星期五）上午十時正，假座香港中環夏慤道12號美國銀行中心地庫B27室舉行股東特別大會，以考慮及酌情通過本公司下列普通決議案：

普通決議案

1. 「動議：

 (a) 在本決議案(b)段之規限下，一般及無條件批准本公司董事（「董事」），根據及按照所有適用法例及香港聯合交易所有限公司（「聯交所」）證券上市規則之規定，或任何其他本公司股份可能上市且就此而獲香港證券及期貨事務監察委員會及聯交所認可之任何其他證券交易所（「認可交易所」）不時修訂之規定並在其規限下，於有關期間（定義見下文）內行使本公司一切權力，在聯交所或任何其他認可交易所購回本公司股本中每股面值0.01港元之股份；

 (b) 本公司根據本決議案(a)段批准獲授權購回本公司股份總面值，將不得超過於本決議案獲通過當日之本公司已發行股份之10%，而根據本決議案授出之授權須受此數額限制；及

 (c) 就本決議案而言：

 「有關期間」指由本決議案獲通過至下列三者中最早日期止之期間：

 (i) 本公司下屆股東週年大會結束時；

 (ii) 按照百慕達法例或本公司之公司細則規定本公司須舉行下屆股東週年大會之期間屆滿之時；或

 (iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案授權之日。」

2. 「動議：

 (a) 在本決議案(c)段之規限下，一般及無條件批准本公司董事根據所有適用法例並在其規限下，於有關期間（定義見下文）行使本公司一切權力，以配發、發行及處理本公司股本中每股面值0.01港元之額外股份，以及作出或授出行使該等權力所必要或可能需要之售股建議、協議或購股權（包括認股權證、債券及可兌換為本公司股份之債權證）；

 (b) 本決議案(a)段之批准給予董事其他授權以外之額外授權，並將授權董事於有關期間內作出或授出於有關期間結束後因行使該等權力所必要或可能需要之售股建議、協議或購股權（包括認股權證、債券及可兌換為本公司股份之債權證）；

 (c) 董事根據本決議案(a)段之批准而配發或同意有條件或無條件將予配發（不論是否根據購股權或以其他方式）及發行本公司股本面值總額（惟不包括根據(i)供股（定義見下文）；(ii)根據任何可兌換為本公司股份之證券條款下行使認購權或兌換權；(iii)按本公司當時所採納的購股權計劃或任何其他計劃行使授出的購股權；或(iv)根據本公司不時之公司細則發行作為以股代息之股份，不得超過本決議案獲通過當日本公司已發行股本面值總額之20%，而上述批准亦須以此為限；及

 (d) 就本決議案而言：

 「有關期間」指由本決議案獲通過至下列三者中最早日期止之期間：

 (i) 本公司下屆股東週年大會結束時；

 (ii) 按照百慕達法例或本公司之公司細則規定本公司須舉行下屆股東週年大會之期間屆滿之時；或

 (iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案授權之日。

 「供股」乃指董事於指定之期間內向於某一指定記錄日期名列本公司股東名冊內之股東按彼等當時持有該等本公司股份之比例而提出之供股建議，惟本公司董事有權就零碎股權或任何適用於本公司之香港以外地區之法律或任何獲認可監管機構或任何證券交易所規定下之限制或責任，作出其認為必要或權宜之豁免或其他安排。」

3. 「動議待第1及2項決議案獲通過後，於董事根據一般授權而可能配發或同意有條件或無條件將予配發之本公司股本總面值內，加入本公司根據第1項決議案授出之授權購回之本公司股本總面值之數額，以擴大授予董事之該等一般授權及根據第2項決議案行使當時生效之以本公司權力配發、發行及處理本公司之股份，惟該數額不得超過於本決議案獲通過當日本公司已發行股本總面值之10%。」

4. 「動議待聯交所上市委員會批准因行使根據新計劃授權上限（定義見下文）可能授出之購股權而將予發行之本公司股本中每股面值0.01港元股份上市及買賣後，批准更新本公司於二零零三年三月十七日採納之本公司購股權計劃之計劃授權上限，上限為於本決議案獲通過當日本公司已發行股份以最多10%（「新計劃授權上限」），並授權任何董事採取有關行動及簽訂有關文件，使新計劃授權上限得以生效。」

承董事會命
錦興集團有限公司
公司秘書
甘瑞斯

香港，二零零七年六月二十日

於本通告日期，董事會成員包括：

執行董事：
陳國強博士（主席）
Yap, Allan 博士（董事總經理）
呂兆泉先生（副董事總經理）

獨立非執行董事：
郭嘉立先生
黃景霖先生
潘國興先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點：
香港
中環
夏慤道12號
美國銀行中心31樓

附註：

1. 凡有權出席股東特別大會及在會上投票之股東，均有權委任一位或以上受委代表代其出席及投票。受委代表毋須為本公司股東。股東僅可就其所持部分之本公司股份委任受委代表。股東填妥及交回代表委任表格後，仍可親身出席股東特別大會（或其任何續會）及在會上投票。

2. 代表委任表格連同經簽署之授權書或其他授權文件（如有）或經已核實簽署證明之該等授權書或授權文件副本，最遲須於股東特別大會（或其任何續會）指定舉行時間48小時前交回本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，方為有效。

* 僅供識別

THE CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in **HANNY HOLDINGS LIMITED**, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or the transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

PROPOSED REFRESHMENT OF GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES; PROPOSED REFRESHMENT OF THE 10% LIMIT ON THE GRANT OF OPTIONS UNDER THE SHARE OPTION SCHEME; AND NOTICE OF SPECIAL GENERAL MEETING

Financial Adviser to Hanny Holdings Limited

VXL FINANCIAL SERVICES LIMITED
卓越企业融资有限公司

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

Hercules
Hercules Capital Limited

A letter from the Independent Board Committee is set out on page 8 of this circular and a letter from Hercules to the Independent Board Committee and the Independent Shareholders is set out on pages 9 to 12 of this circular.

A notice convening the special general meeting of Hanny Holdings Limited to be held at B27, Basement, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong on Friday, 6 July 2007 at 10:00 a.m. is set out on pages 16 to 18 of this circular. Whether or not the Shareholders intend to attend such meeting, please complete and return the accompanying form of proxy in accordance with the instructions printed thereon and return it to the branch share registrar of the Company in Hong Kong, Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding such meeting. Completion and return of the form of proxy will not preclude the shareholders from attending and voting at the meeting or any adjourned meeting if they so wish.

20 June 2007

CONTENTS

Page

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"Adoption Date"	17 March 2003, being the date on which the Share Option Scheme was adopted by the Company;
"AGM"	the annual general meeting of the Company held on 1 September 2006;
"associates"	has the meaning ascribed to it under the Listing Rules;
"Board"	the board of Directors;
"Bonus Issue"	the issue of the Bonus Shares to the Shareholders on the basis of ten Bonus Shares for every existing Share as set out in the circular the Company dated 3 May 2007 and approved by the Shareholders on 21 May 2007;
"Bonus Shares"	new Share(s) issued by way of the Bonus Issue by the Company on 6 June 2007
"Bye-Laws"	the bye-laws of the Company;
"Company"	Hanny Holdings Limited (stock code: 275), a company incorporated in Bermuda with limited liability, and the shares of which are listed on the main board of the Stock Exchange;
"Convertible Bonds"	the 2% convertible bonds of the Company due 2011 with aggregate outstanding principal amount of HK$706,698,786 which are convertible into new Shares starting from June 2006 at the conversion price of HK$0.81 per Share (subject to adjustments);
"Director(s)"	the director(s) of the Company;
"Dr. Chan"	Dr. Chan Kwok Keung, Charles, the controlling shareholder of ITC and the Chairman of ITC and the Company;
"Hercules"	Hercules Capital Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the refreshment of New Issue Mandate;
"Independent Board Committee"	an independent committee of the Board comprising Mr. Kwok Ka Lap, Alva, Mr. Wong King Lam, Joseph and Mr. Poon Kwok Hing, Albert, the independent non-executive Directors, formed for the purpose of advising the Independent Shareholders in relation to the refreshment of the New Issue Mandate;
"Independent Shareholders"	the Shareholders other than ITC, Dr. Chan and their respective associates
"ITC"	ITC Corporation Limited (stock code: 372), a company incorporated in Bermuda with limited liability, and the ordinary shares and preference shares of which are listed on the main board of the Stock Exchange;
"Latest Practicable Date"	15 June 2007, being the latest practicable date prior to the printing of this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"New Issue Mandate"	a general mandate proposed to be granted to the Directors to exercise the power of the Company to issue new Shares on the terms set out in the Notice of SGM;

"Notice"	the notice convening the SGM;
"Option(s)"	the option(s) to subscribe for Shares granted pursuant to the Share Option Scheme;
"Previous General Mandate"	the general mandate granted to the Directors on the AGM to exercise the power of the Company to issue new Shares;
"Proposed Scheme Refreshment"	the proposed refreshment of the Scheme Mandate Limit under the Share Option Scheme
"Repurchase Mandate"	a general mandate proposed to be granted to the Directors to exercise the power of the Company to repurchase Shares;
"Scheme Mandate Limit"	the maximum number of Shares which may be allotted and issued upon the exercise of all options to be granted under the Share Option Scheme and other such schemes of the Company which initially shall not in aggregate exceed 10% of the Shares in issue as at the Adoption Date and thereafter, if refreshed shall not exceed 10% of the Shares in issue as at the date of approval of the refreshed limit by the Shareholders;
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"SGM"	the special general meeting of the Company to be convened and held at B27, Basement, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong on Friday, 6 July 2007 at 10:00 a.m. to approve the proposed refreshment of New Issue Mandate and Repurchase Mandate and the Proposed Scheme Refreshment;
"Share(s)"	share(s) of par value of HK$0.01 each in the capital of the Company;
"Shareholder(s)"	holder(s) of the Share(s);
"Share Option Scheme"	the share option scheme adopted by the Company on 17 March 2003;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers;
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong Special Administrative Region of the People's Republic of China;
"%"	per cent.

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-Executive Directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Poon Kwok Hing, Albert

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head office and principal place of business in Hong Kong:
31st Floor, Bank of America Tower
12 Harcourt Road
Central
Hong Kong

20 June 2007

To the Shareholders and, for information only, to the holders of the Convertible Bonds

Dear Sir or Madam,

PROPOSED REFRESHMENT OF GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES; PROPOSED REFRESHMENT OF THE 10% LIMIT ON THE GRANT OF OPTIONS UNDER THE SHARE OPTION SCHEME; AND NOTICE OF SPECIAL GENERAL MEETING

INTRODUCTION

At the forthcoming SGM to be held on Friday, 6 July 2007, the following resolutions will be proposed, among other things:

(a) to grant to the Directors a general mandate to repurchase Shares not exceeding 10% of the aggregate nominal value of the share capital of the Company in issue as at the date of passing such resolution;

(b) to grant to the Directors a general mandate to allot, issue and deal with additional Shares and to make or grant offers, agreements, options and warrants not exceeding 20% of the aggregate nominal value of the share capital of the Company in issue as at the date of passing such resolution;

(c) to add to the general mandate for issuing Shares set out in (b) above the number of Shares repurchased by the Company pursuant to the Repurchase Mandate set out in (a) above; and

(d) to refresh the 10% limit on the grant of options under the Share Option Scheme.

The purpose of this circular is to provide you with information relating to: (i) the refreshment of general mandates to repurchase and issue Shares; (ii) the recommendation from the Independent Board Committee and the recommendation from Hercules to the Independent Board Committee and the Independent Shareholders as regards the New Issue Mandate; and (iii) the refreshment of the Scheme Mandate Limit under the Share Option Scheme, and to give you notice of the SGM.

REFRESHMENT OF GENERAL MANDATE TO REPURCHASE SHARES

At the SGM, it will be proposed, by way of an ordinary resolution, that the Directors be given a general and unconditional mandate to exercise all powers of the Company to repurchase Shares on the Stock Exchange up to a maximum of 10% of the share capital of the Company in issue at the date of passing the ordinary resolution.

The Company at present does not have any plan for repurchases of Shares. Repurchases will only be made when the Directors believe that such a repurchase will benefit the Company and the Shareholders. Considering the rapid changes in the market conditions, the Repurchase Mandate can provide more flexibility to the Directors to enhance the net asset value of the Company and/or its earnings per Share. An explanatory statement containing information relating to the Repurchase Mandate as required pursuant to the Listing Rules is set out in Appendix to this circular.

REFRESHMENT OF NEW ISSUE MANDATE

At the AGM held on 1 September 2006, the Directors were granted the Previous General Mandate to allot, issue and deal with new Shares up to 20% of the aggregate issued share capital of the Company as at the date of such meeting. As at the date of AGM, 250,454,216 Shares were in issue and accordingly, a maximum of 50,090,843 new Shares can be issued under the Previous General Mandate.

During the period from the date of the AGM to the Latest Practicable Date, certain of the Previous General Mandate has been utilised and 43,500,000 Shares have been issued under the Previous General Mandate under the top-up placing conducted by the Company in April 2007. As stated in the announcement of the Company dated 11 April 2007, the Company intends to use the net proceeds from the top-up placing of approximately HK$143 million for the Group's general working capital purposes and investment in natural resources related businesses in the PRC. As at the Latest Practicable Date, the net proceeds has not been utilised.

Immediately after completion of the Bonus Issue on 6 June 2007, the number of issued Shares was 3,338,122,932 Shares. However, under the Previous General Mandate and after the aforesaid utilisation, only 6,590,843 new Shares can be issued, representing approximately 0.2% of the issued share capital of the Company as a result of the Bonus Issue.

In order to top up the number of Shares to be issued pursuant to the Previous General Mandate as a result of the Bonus Issue and to provide flexibility and discretion to the Directors to issue new Shares in the future, the Directors propose to the Shareholders a resolution to grant the New Issue Mandate such that the Directors can exercise the power of the Company to issue new Shares up to 20% of the issued share capital of the Company as at the date of SGM. The Company at present does not have any concrete plan regarding the utilization of the New Issue Mandate to be refreshed.

Subject to the approval of the Independent Shareholders for the refreshment of the New Issue Mandate, and assuming that no other Shares will be issued or repurchased by the Company and no conversion rights attached to the Convertible Bonds are exercised on or prior to the date of the SGM, the Shares in issue as at the date of the SGM would be 3,338,122,932 Shares, which means that under the New Issue Mandate (as refreshed) the Directors would be authorised to allot and issue a maximum of 667,624,586 Shares if the New Issue Mandate is refreshed.

REFRESHMENT OF THE SHARE OPTION SCHEME

Proposed Scheme Refreshment

Immediately after the Adoption Date, 160,303,202 Shares were in issue and the maximum number of Shares which may be issued upon exercise of all Options under the Share Option Scheme and other schemes of the Company was therefore 16,030,320 Shares, being 10% of the Shares in issue at that time.

As at the Latest Practicable Date, no Options were outstanding. In view of the enlarged issued share capital of the Company as a result of the Bonus Issue, the Company proposes to refresh the Scheme Mandate Limit based on the enlarged issued share capital of the Company.

If the Scheme Mandate Limit is refreshed, on the basis of 3,338,122,932 Shares in issue and assuming no Shares are issued or repurchased by the Company and no conversion rights attached to the Convertible Bonds are exercised prior to the SGM, the Scheme Mandate Limit will be re-set to 333,812,293 Shares and the Company will be allowed to grant further options under the Share Option Scheme and other share option schemes carrying rights to subscribe for a maximum of 333,812,293 Shares.

The Directors consider that it is in the interests of the Company to refresh the Scheme Mandate Limit to permit the grant of further Options under the Share Option Scheme so as to provide incentives to, and recognise the contributions of, the Group's employees and other selected grantees.

It is proposed that subject to the approval of the Shareholders at the SGM and such other requirements prescribed under the Listing Rules, the Scheme Mandate Limit will be refreshed so that the total number of securities which may be issued upon exercise of all Options to be granted under the Share Option Scheme and all other share option schemes of the Company under the Scheme Mandate Limit as refreshed shall not exceed 10% of the Shares in issue as at the date of approval of the Proposed Scheme Refreshment by the Shareholders at the SGM, and Options previously granted under the Share Option Scheme and/or any other share option scheme(s) of the Company (including without limitation those outstanding, cancelled, lapsed or exercised in accordance with the Share Option Scheme or such other scheme(s) of the Company) will not be counted for the purpose of calculating the Scheme Mandate Limit as refreshed.

Pursuant to the Listing Rules, the Shares which may be issued upon exercise of all outstanding Options granted and yet to be exercised under the Share Option Scheme and any other share option scheme(s) of the Company at any time will not exceed 30% of the Shares in issue from time to time. No Options shall be granted under any scheme(s) of the Company or any of its subsidiaries if this will result in the 30% limit being exceeded.

Conditions

As required by the Share Option Scheme and the Listing Rules, an ordinary resolution will be proposed at the SGM to approve the Proposed Scheme Refreshment.

The adoption of the refreshed Scheme Mandate Limit is conditional upon:

(a) the Shareholders passing an ordinary resolution to approve the Proposed Scheme Refreshment at the SGM; and

(b) the Stock Exchange granting the approval of the listing of, and permission to deal in, the new Shares to be issued pursuant to the exercise of any Options that may be granted under the Share Option Scheme under the refreshed Scheme Mandate Limit not exceeding 10% of the number of Shares in issue as at the date of approval by the Shareholders.

Application for Listing

An application will be made to the Stock Exchange in respect of the approval referred to in (b) under the paragraph headed "Conditions" above.

SGM

A notice convening the SGM with the resolutions, among other matters, is set out in this circular. Whether or not the Shareholders are able to attend the meeting or any adjourned meeting, they are requested to complete the accompanying form of proxy and return it to the Company's branch share registrar in Hong Kong, Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time of the meeting or any adjourned meeting. Completion and return of the form of proxy will not preclude the Shareholders from attending and voting at the meeting should they wish to do so.

According to the Listing Rules, any refreshment of the New Issue Mandate made before the next annual general meeting requires any controlling shareholders and their associates or, where there are no controlling shareholders, directors (excluding independent non-executive directors) and the chief executive of the issuer and their respective associates to abstain from voting in favour of the ordinary resolution for the refreshment of the New Issue Mandate. As at the Latest Practicable Date, ITC and Dr. Chan were interested in 1,638,774,544 Shares and 16,284,667 Shares respectively, representing 49.09% and 0.49% of the issued share capital of the Company. Accordingly, ITC, Dr. Chan and their respective associate(s) will abstain from voting at the SGM in relation to the resolution to approve the refreshment of the New Issue Mandate. The approval of resolution will be taken by poll.

PROCEDURES FOR DEMANDING A POLL

A resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the Chairman; or

(b) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or

(d) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a member shall be deemed to be the same as a demand by the member.

RECOMMENDATION

The Directors are of the opinion that (i) the refreshment of the Repurchase Mandate and the New Issue Mandate; and (ii) the Proposed Scheme Refreshment are in the interests of the Company and its Shareholders as a whole and accordingly recommend the Shareholders and the Independent Shareholders (as the case may be) to vote in favour of the relevant resolutions to be proposed at the SGM.

An Independent Board Committee has been formed to advise the Independent Shareholders in connection with the refreshment of the New Issue Mandate and Hercules has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in this regard. Hercules considers the grant of the New Issue Mandate is fair and reasonable and in the interests of the Company and the Shareholders as a whole. The text of the letter of advice from Hercules containing its recommendation in respect of the refreshment of New Issue Mandate is set out on pages 9 to 12 of this circular.

The Independent Board Committee, having taken into account the advice of Hercules, considers the grant of the New Issue Mandate is fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends that the Independent Shareholders should vote in favour of the relevant resolution to be proposed at the SGM to approve the grant of the New Issue Mandate. The full text of the letter from the Independent Board Committee is set out on page 8 of this circular.

GENERAL

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this circular is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this circular misleading; and (iii) all opinions expressed in this circular have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

Copies of the Company's memorandum of association and Bye-Laws and the Share Option Scheme will be available for inspection at the principal place of business of the Company in Hong Kong at 31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong during normal business hours from the date of this circular up to and including the date of the SGM.

Yours faithfully,
For and on behalf of the Board of
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

The following is the text of a letter from the Independent Board Committee setting out its recommendation to the Independent Shareholders in relation to the proposed refreshment of the New Issue Mandate:

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

20 June 2007

To the Independent Shareholders

Dear Sir or Madam,

PROPOSED REFRESHMENT OF NEW ISSUE MANDATE

We have been appointed as members of the Independent Board Committee to advise you in connection with the proposed grant of the New Issue Mandate, details of which are set out in the letter from the Board contained in the circular (the "Circular") of the Company dated 20 June 2007. Terms defined in the Circular shall have the same meanings herein, unless the context otherwise requires.

Having taken into account the advice and recommendation of Hercules as set out on pages 9 to 12 of the Circular, we are of the opinion that the proposed grant of the New Issue Mandate is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

We therefore recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the SGM to approve the proposed grant of the New Issue Mandate.

Yours faithfully,

Kwok Ka Lap, Alva	**Wong King Lam, Joseph**	**Poon Kwok Hing, Albert**
	Independent Board Committee	

The following is the full text of a letter of advice prepared by Hercules to the Independent Board Committee and the Independent Shareholders for the purpose of inclusion in this circular:

Hercules
Hercules Capital Limited

1503 Ruttonjee House
11 Duddell Street
Central
Hong Kong

20 June 2007

To the Independent Board Committee and the Independent Shareholders

Dear Sirs,

PROPOSED REFRESHMENT OF NEW ISSUE MANDATE

We refer to our engagement as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the New Issue Mandate, details of which are set out in the letter from the Board contained in the circular of the Company dated 20 June 2007 to the Shareholders and, for information only, to the holders of the Convertible Bonds (the "**Circular**"), of which this letter forms part. Unless the context requires otherwise, terms used in this letter have the same meanings as defined elsewhere in the Circular.

As at the Latest Practicable Date, only a further 6,590,843 new Shares, representing approximately 0.2% of the issued share capital of the Company, can be issued under the Previous General Mandate. In order to top up the number of Shares to be issued pursuant to the Previous General Mandate as a result of the Bonus Issue and to provide flexibility and discretion to the Directors to issue new Shares in the future, the Directors propose to the Shareholders a resolution to grant the New Issue Mandate such that the Directors can exercise the power of the Company to issue and allot new Shares up to 20% of the issued share capital of the Company as at the date of the SGM. ITC, Dr. Chan and their respective associate(s) will abstain from voting at the SGM in respect of the resolution to approve the grant of the New Issue Mandate.

The Independent Board Committee, comprising all the independent non-executive Directors, namely Mr. Kwok Ka Lap, Alva, Mr. Wong King Lam, Joseph and Mr. Poon Kwok Hing, Albert, has been constituted to consider the grant of the New Issue Mandate and to advise the Independent Shareholders. We have been appointed to act as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in this regard.

In formulating our recommendations, we have relied on the information and representations supplied, and the opinions expressed, by the Directors and have assumed that all statements and representations made or referred to in the Circular are true, accurate and complete at the time they were made and as at the date of the Circular, and will continue as such at the date of the SGM. We have no reason to doubt the truthfulness, accuracy and completeness of the information, opinions and representations contained or referred to in the Circular and provided to us by the Directors, and consider that they may be relied upon in formulating our opinion. The Directors have confirmed that, having made all reasonable enquiries and to the best of their knowledge and belief, (i) the information contained in the Circular is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in the Circular misleading; and (iii) all opinions expressed in the Circular have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable. We consider that we have reviewed sufficient information to reach an informed

view as set out in this letter, to justify reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation as required under Rule 13.80 of the Listing Rules. We have no reason to suspect that any material information has been withheld by the Directors or management of the Group, or is misleading, untrue or inaccurate. We have not, however, for the purpose of this exercise, conducted any independent detailed investigation or audit into the businesses or affairs or future prospects of the Group.

PRINCIPAL FACTORS CONSIDERED

The principal factors that we have taken into consideration in arriving at our opinion are set out below:

1. Background and rationale

At the AGM, the Shareholders granted the Previous General Mandate to the Directors to allot, issue and deal with up to 50,090,843 new Shares, representing 20% of the aggregate issued shared capital of the Company as at the date of such meeting.

The Company has not refreshed the general mandate to issue Shares since the AGM. On 11 April 2007, the Board announced, *inter alia*, the following:

(a) ITC agreed to place, through Taifook Securities Company Limited, as the placing agent and underwriter, an aggregate of 43,500,000 Shares, on a fully underwritten basis, to no less than six placees at a price of HK$3.40 per Share, and that ITC agreed to subscribe for an aggregate of 43,500,000 subscription Shares at a price of HK$3.40 per Share (the "**Top-up Placing**"); and

(b) the Bonus Issue.

The Top-up Placing was completed on 23 April 2007 with 43,500,000 Shares issued under the Previous General Mandates granted to the Directors at the AGM. The net proceeds arising from the Top-up Placing of approximately of HK$143 million are intended to be used for the Group's general working capital purposes and investment in natural resources related businesses in the PRC. According to the Directors, the aforesaid proceeds have not been utilised as at the Latest Practicable Date.

Immediately after completion of the Bonus Issue on 6 June 2007 and assuming that no other Shares will be issued or repurchased by the Company and no conversion rights attached to the Convertible Bonds are exercised on or prior to the date of the SGM, the Shares in issue as at the date of the SGM would be 3,338,122,932 Shares. Accordingly, only a further 6,590,843 Shares, representing approximately 0.2% of the issued share capital of the Company can be issued under the Previous General Mandates.

In order to top up the number of Shares to be issued pursuant to the Previous General Mandate as a result of the Bonus Issue and to provide flexibility and discretion to the Directors to issue new Shares in future, the Directors propose to the Shareholders a resolution to grant the New Issue Mandate such that the Directors can exercise the power of the Company to issue and allot new Shares up to 20% of the issued share capital of the Company as at the date of the SGM.

At the SGM, an ordinary resolution will be proposed to grant the New Issue Mandate to the Directors. The New Issue Mandate will, if granted, remain effective until the earliest of: (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required to be held by Bermuda law or Bye-Laws; and (iii) its revocation or variation by an ordinary resolution passed by the Shareholders in a general meeting.

2. Flexibility in financing alternatives

As stated in the Company's announcement dated 11 April 2007 and advised by the Directors, the Group has been exploring certain possible business opportunities in relation to natural resources in the PRC. Notwithstanding the fact that such discussions are still undergoing and no formal agreements (including terms and conditions) have been entered into by the parties, the Company may require funding when such discussions have lead to a constructive agreement. As at the Latest Practicable Date, only a further 6,590,843 new Shares can be issued under the Previous General Mandate, should any investment opportunities arise that require funding or issue of new Shares, a specific mandate might have to be sought and there would be no certainty as to whether the requisite Shareholders' approval could be obtained in a timely manner.

In addition, the New Issue Mandate offers the Company an opportunity to raise funds by equity financing, particularly in a favorable equity market environment, which is important given the nature of equity financing is non-interest bearing and requires no collateral or security.

The New Issue Mandate would also provide the Company with flexibility to raise additional capital for working capital of the Group where appropriate.

In view of the foregoing, we are of the view that the grant of the New Issue Mandate would provide the Company with the flexibility to fulfil any possible funding requirements of the Group's future business development and enhance the flexibility of the Company to manage its business, and is therefore in the interests of the Company and the Shareholders as a whole.

3. Other financing alternatives

As advised by the Directors, apart from equity financing, the Group will also consider other financing alternatives such as debt financing or bank borrowings. However, such alternatives depend on the Group's profitability, financial position, cost of funding and the then prevailing market condition. In addition, these alternatives may subject to lengthy due diligence and negotiations. The Directors also confirmed that they would exercise due and careful consideration when choosing the best method of financing for the Group.

We consider that the grant of the New Issue Mandate will provide the Company with an additional alternative and it is reasonable for the Company to have the flexibility in deciding the financing methods for its future business development. As such, we are of the view that the grant of the New Issue Mandate is in the interests of the Company and the Shareholders as a whole.

4. Potential dilution to shareholding of the Independent Shareholders

The table below sets out the shareholdings of the Company as at the Latest Practicable Date and, for illustrative purpose, the potential dilution effect upon utilisation of the New Issue Mandate in full.

	As at the Latest Practicable Date		**Immediately upon full utilisation of the New Issue Mandate assuming no conversion of the Convertible Bonds**	
	Number of Shares	*%*	*Number of Shares*	*%*
ITC	1,638,774,544	49.09	1,638,774,544	40.91
The Directors	49,789,987	1.49	49,789,987	1.24
Independent Shareholders	1,649,558,401	49.42	1,649,558,401	41.18
Exercise of the New Issue Mandate	–	–	667,624,586	16.67
Total	**3,338,122,932**	**100.00**	**4,005,747,518**	**100.00**

As illustrated in the table above, the aggregate shareholding of the existing Independent Shareholders will decrease from approximately 49.42% as the Latest Practicable Date to approximately 41.18% upon utilisation of the New Issue Mandate in full, assuming no other Shares are issued or repurchased by the Company and no conversion rights attached to the Convertible Bonds are exercised on or prior to the date of the SGM.

Taking into account the benefits of the grant of the New Issue Mandate as discussed above and the fact that the shareholdings of all Shareholders will be diluted to the same extent, we consider such dilution or potential dilution of shareholding to be acceptable.

RECOMMENDATION

Having considered the principal factors and reasons discussed above, in summary:

1. as at the Latest Practicable Date, only a further 6,590,843 new Shares, representing approximately 0.2% of the issued share capital of the Company, can be issued under the Previous General Mandate;

2. the grant of the New Issue Mandate would provide the Company with flexibility to raise funds by equity financing to fulfil any possible funding requirements of the Group's future business development and enhance the flexibility of the Company to manage its business;

3. the Directors have confirmed that they would exercise due and careful consideration when choosing the best method of financing for the Group; and

4. the shareholdings of all Shareholders will be diluted to the same extent upon utilisation of the New Issue Mandate in full;

we consider that the grant of the New Issue Mandate is fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, we would recommend the Independent Shareholders, as well as the Independent Board Committee to advise the Independent Shareholders, to vote in favour of the resolution to approve the grant of the New Issue Mandate at the SGM.

Yours faithfully,
For and on behalf of
Hercules Capital Limited
Louis Koo
Managing Director

This Appendix serves as an explanatory statement, as required by the Listing Rules, to provide all the information in relation to the Repurchase Mandate for your consideration.

SHARE CAPITAL

As at the Latest Practicable Date, there were 3,338,122,932 Shares in issue and Convertible Bonds with outstanding principal amount of HK$706,698,786.00 which are convertible into 872,467,637 Shares at the conversion price of HK$0.81 per Share (subject to adjustments).

On the assumption that there will be no variation in the issued Shares and conversion of the Convertible Bonds prior to the date of the SGM, the Company would be allowed to repurchase up to a maximum of 333,812,293 Shares.

REASONS FOR THE REPURCHASE

The Directors believe that it is in the interests of the Company and its Shareholders to have general authority from the Shareholders to enable the Directors to repurchase Shares on the Stock Exchange. Such repurchase may, depending on marketing conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share of the Company and/or its earnings per Share and will only be made when the Directors believe that such repurchase will benefit the Company and its Shareholders.

FUNDING OF THE REPURCHASE

It is proposed that the repurchase of Shares under the Repurchase Mandate would be financed from available cash flow or working capital facilities of the Company and its subsidiaries. In repurchasing the Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum of association and Bye-Laws and the laws of Bermuda. The laws of Bermuda provide that the amount of capital repaid in connection with a share repurchase may only be paid out of either the capital paid up on the relevant Shares, or funds of the Company which would otherwise be available for dividend or distribution or the proceeds of a new issue of Shares made for the purpose of the repurchase. The amount of premium payable on the repurchase may only be paid out of either funds of the Company which would otherwise be available for dividend or distribution or out of the share premium account before the Shares are repurchased.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited accounts of the Company for the year ended 31 March 2006), in the event that the proposed Repurchase Mandate was to be exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements or the gearing levels of the Company which in the opinion of the Directors are from time to time appropriate for the Company.

SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange in each of the previous twelve months prior to the printing of this circular were as follows:

	Per Share	
	Highest	**Lowest**
	HK$	*HK$*
	(Note)	*(Note)*
2006		
June	0.4160	0.3270
July	0.3320	0.2270
August	0.3550	0.2390
September	0.3450	0.3270
October	0.3360	0.3280
November	0.3440	0.3250
December	0.3530	0.3270
2007		
January	0.3730	0.3310
February	0.3450	0.3280
March	0.3500	0.3110
April	0.5160	0.4140
May	0.9000	0.4510
June (up to the Latest Practicable Date)	0.7600	0.4950

Note: The share prices have been adjusted for the effect of the Bonus Issue.

DISCLOSURE OF INTERESTS

None of the Directors nor, to the best of their knowledge and belief having made all reasonable enquiries, any of their associates has any present intention, in the event that the Repurchase Mandate is approved by the Shareholders, to sell any of the Shares to the Company.

No connected person (as defined in the Listing Rules) has notified that he/she has a present intention to sell any of the Shares to the Company, or has undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders.

UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchase pursuant to the proposed resolution in accordance with the Listing Rules and the laws of Bermuda.

EFFECT OF THE TAKEOVERS CODE

If a Shareholder's proportionate interest in the voting rights of the Company increases as a result of the Directors exercising the powers of the Company to repurchase Shares pursuant to the Repurchase Mandate, such increase will be treated as an acquisition of voting rights for the purpose of Rule 32 of the Takeovers Code. Accordingly, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

To the best knowledge of the Company and as at the Latest Practicable Date, ITC was interested in (i) 1,638,774,544 Shares, representing approximately 49.09% of the issued share capital of the Company and (ii) the Convertible Bonds with outstanding principal amount of HK$101,742,150 ("ITC Convertible Bonds") which are convertible into 125,607,592 Shares. To the best knowledge of the Company and as at the Latest Practicable Date, Dr. Chan was interested in (i) 16,284,667 Shares representing 0.49% of the issued share capital of the Company; and (ii) the Convertible Bonds with outstanding principal amount of HK$2,841,810 which are convertible into 3,508,407 Shares. Accordingly, ITC and Dr. Chan were in aggregate interested in approximately 49.58% of the issued share capital of the Company as at the Latest Practicable Date. Dr. Chan, through companies wholly-owned by him, controls more than one-third of the voting rights of ITC.

Assuming that none of the ITC Convertible Bonds are exercised prior to the SGM and there are no alteration to the existing shareholdings of ITC, upon exercise of the Repurchase Mandate in full in accordance with the terms of the ordinary resolution to be proposed at the SGM, the aggregate shareholding of ITC and Dr. Chan in the Company would be increased to approximately 55.09% of the issued share capital of the Company. The Directors are aware that this would give rise to an obligation on the part of ITC to make a mandatory offer for all the Shares not already owned by ITC. Currently, the Directors have no intention to repurchase Shares pursuant to the Repurchase Mandate which may trigger general offer obligation under Rule 26 of the Takeovers Code.

Assuming that the conversion rights attached to the ITC Convertible Bonds and Convertible Bonds held by Dr. Chan are exercised in full prior to the SGM, ITC and Dr. Chan will then be beneficially interested in an aggregate of 1,784,175,210 Shares, representing approximately 51.46% of the then issued share capital of the Company. In the event that the exercise of the Repurchase Mandate in full in accordance with the terms of the ordinary resolution to be proposed at the SGM, the shareholding of ITC in the Company would be increased to approximately 56.94% of the issued share capital of the Company. The exercise of the Repurchase Mandate itself will not give rise to an obligation for ITC to make a mandatory offer under Rule 26 of the Takeovers Code.

Assuming that there is no further issue of Shares between the Latest Practicable Date and date of repurchase, the exercise of Repurchase Mandate whether in whole or in part will not result in the number of shares being reduced to less than 25% of the issued share capital of the Company being held by the public as required by Rule 8.08 of the Listing Rules. The Directors have no intention to exercise the Repurchase Mandate to an extent as may result in a public shareholding of less than such prescribed percentage.

SHARE REPURCHASES MADE BY THE COMPANY

No repurchase of the Shares (whether on the Stock Exchange or otherwise) has been made by the Company during the six months preceding the date of this circular.

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

NOTICE IS HEREBY GIVEN that the Special General Meeting of Hanny Holdings Limited (the "Company") will be held at B27, Basement, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong on Friday, 6 July 2007 at 10:00 a.m. for the purposes of considering and, if thought fit, passing the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

1. "**THAT**:

(a) subject to paragraph (b) of this resolution, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.01 each in the share capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose ("Recognized Stock Exchange"), subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or those of any other Recognized Stock Exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) of this resolution shall not exceed 10% of the share capital of the Company in issue as at the date of passing this resolution; and the authority pursuant to this resolution shall be limited accordingly; and

(c) for the purpose of this resolution,

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by Bermuda law or the Bye-laws of the Company to be held; or

(iii) the date upon which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

2. "**THAT**:

(a) subject to paragraph (c) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.01 each in the share capital of the Company and to make or grant offers, agreements or options (including warrants, bonds and debentures convertible into shares of the Company) which would or might require the exercise of such powers subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall be in addition to any other authorization given to the Directors and shall authorise the Directors during the Relevant Period to make or grant offers, agreements or options (including warrants, bonds and debentures convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted, (whether pursuant to an option or otherwise) and issued by the Directors pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) the exercise of rights of subscription or conversion under the terms of any securities which are convertible into shares of the Company; (iii) the exercise of options granted under the share option scheme or any other schemes for the time being adopted by the Company; or (iv) an issue of shares as scrip dividends pursuant to the Bye-laws from time to time, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution,

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by Bermuda law or the Bye-laws of the Company to be held; or

(iii) the date upon which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares of the Company open for a period fixed by the Directors to the holders of shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares of the Company as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

3. "**THAT** conditional upon the passing of Resolutions numbered 1 and 2, the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with shares of the Company pursuant to Resolution numbered 2 be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution numbered 1, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution."

4. "**THAT** conditional upon the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the shares of HK$0.01 each in the share capital of the Company to be issued pursuant to the exercise of options which may be granted under the New Scheme Mandate Limit (as defined below), the refreshment of the scheme mandate limit of the Company's share option scheme adopted by the Company on 17 March 2003, up to 10% of the number of shares of the Company in issue as at the date of passing this resolution (the "New Scheme Mandate Limit") be and is hereby approved and any Director be and is hereby authorized to do such act and execute such document to effect the New Scheme Mandate Limit."

By the order of the Board
Hanny Holdings Limited
Kam Yiu Sai, Florence
Company Secretary

Hong Kong, 20 June 2007

As at the date hereof, the Board comprises:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-Executive Directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Poon Kwok Hing, Albert

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head office and principal place of business in Hong Kong:
31st Floor, Bank of America Tower
12 Harcourt Road
Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the special general meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint a proxy in respect of part only of his holding of Shares in the Company. Completion and return of an instrument appointing a proxy will not preclude a member from attending and voting in person at the special general meeting (or any adjourned meeting).

2. In order to be valid, the proxy form and the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority shall be deposited with the Company's branch share registrar in Hong Kong, Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the special general meeting (or any adjourned meeting).

3. 「**動議**待第1及2項決議案獲通過後，於董事根據一般授權而可能配發或同意有條件或無條件將予配發之本公司股本總面值內，加入本公司根據第1項決議案授出之授權購回之本公司股本總面值之數額，以擴大授予董事之該等一般授權及根據第2項決議案行使當時生效之以本公司權力配發、發行及處理本公司之股份，惟該數額不得超過於本決議案獲通過當日本公司已發行股本總面值之10%。」

4. 「**動議**待聯交所上市委員會批准因行使根據新計劃授權上限（定義見下文）可能授出之購股權而將予發行之本公司股本中每股面值0.01港元股份上市及買賣後，批准更新本公司於二零零三年三月十七日採納之本公司購股權計劃之計劃授權上限，上限為於本決議案獲通過當日本公司已發行股份以最多10%（「新計劃授權上限」），並授權任何董事採取有關行動及簽訂有關文件，使新計劃授權上限得以生效。」

承董事會命
錦興集團有限公司
公司秘書
甘瑤斯

香港，二零零七年六月二十日

於本通告日期，董事會成員包括：

執行董事：
陳國強博士（主席）
Yap, Allan 博士（董事總經理）
呂兆泉先生（副董事總經理）

獨立非執行董事：
郭嘉立先生
黃景霖先生
潘國興先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點：
香港
中環
夏慤道12號
美國銀行中心31樓

附註：

1. 凡有權出席股東特別大會及在會上投票之股東，均有權委任一位或以上受委代表代其出席及投票。受委代表毋須為本公司股東。股東僅可就其所持部分之本公司股份委任受委代表。股東填妥及交回代表委任表格後，仍可親身出席股東特別大會（或其任何續會）及在會上投票。

2. 代表委任表格連同經簽署之授權書或其他授權文件（如有）或經已核實簽署證明之該等授權書或授權文件副本，最遲須於股東特別大會（或其任何續會）指定舉行時間48小時前交回本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，方為有效。

2. 「**動議**：

(a) 在本決議案(c)段之規限下，一般及無條件批准本公司董事根據所有適用法例並在其規限下，於有關期間（定義見下文）行使本公司一切權力，以配發、發行及處理本公司股本中每股面值0.01港元之額外股份，以及作出或授出行使該等權力所必要或可能需要之售股建議、協議或購股權（包括認股權證、債券及可兑換為本公司股份之債權證）；

(b) 本決議案(a)段之批准給予董事其他授權以外之額外授權，並將授權董事於有關期間內作出或授出於有關期間結束後因行使該等權力所必要或可能需要之售股建議、協議或購股權（包括認股權證、債券及可兑換為本公司股份之債權證）；

(c) 董事根據本決議案(a)段之批准而配發或同意有條件或無條件將予配發（不論是否根據購股權或以其他方式）及發行本公司股本面值總額（惟不包括根據(i)供股（定義見下文）；(ii)根據任何可兑換為本公司股份之證券條款下行使認購權或兑換權；(iii)按本公司當時所採納的購股權計劃或任何其他計劃行使授出的購股權；或(iv)根據本公司不時之公司細則發行作為以股代息之股份，不得超過本決議案獲通過當日本公司已發行股本面值總額之20%，而上述批准亦須以此為限；及

(d) 就本決議案而言，

「有關期間」指由本決議案獲通過至下列三者中最早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 按照百慕達法例或本公司之公司細則規定本公司須舉行下屆股東週年大會之期間屆滿之時；或

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案授權之日。

「供股」乃指董事於指定之期間內向於某一指定記錄日期名列本公司股東名冊內之股東按彼等當時持有該等本公司股份之比例而提出之供股建議，惟本公司董事有權就零碎股權或任何適用於本公司之香港以外地區之法律或任何獲認可監管機構或任何證券交易所規定下之限制或責任，作出其認為必要或權宜之豁免或其他安排。」

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：275）

茲通告錦興集團有限公司（「本公司」）謹訂於二零零七年七月六日（星期五）上午十時正，假座香港中環夏慤道12號美國銀行中心地庫B27室舉行股東特別大會，以考慮及酌情通過本公司下列普通決議案：

普通決議案

1. 「**動議**：

(a) 在本決議案(b)段之規限下，一般及無條件批准本公司董事（「董事」），根據及按照所有適用法例及香港聯合交易所有限公司（「聯交所」）證券上市規則之規定，或任何其他本公司股份可能上市且就此而記獲香港證券及期貨事務監察委員會及聯交所認可之任何其他證券交易所（「認可交易所」）不時修訂之規定並在其規限下，於有關期間（定義見下文）內行使本公司一切權力，在聯交所或任何其他認可交易所購回本公司股本中每股面值0.01港元之股份；

(b) 本公司根據本決議案(a)段批准獲授權購回本公司股份總面值，將不得超過於本決議案獲通過當日之本公司已發行股份之10%，而根據本決議案授出之授權須受此數額限制；及

(c) 就本決議案而言，

「有關期間」指由本決議案獲通過至下列三者中最早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 按照百慕達法例或本公司之公司細則規定本公司須舉行下屆股東週年大會之期間屆滿之時；或

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案授權之日。」

* 僅供識別

就本公司所深知及於最後實際可行日期，德祥企業擁有(i)1,638,774,544股股份，佔本公司已發行股本約49.09%；以及(ii)尚未償還本金額為101,742,150港元並可兑換為125,607,592股股份的可兑換債券（「德祥企業可兑換債券」）。據本公司所知及於最後實際可行日期，陳博士擁有(i)16,284,667股股份，相當於本公司已發行股本0.49%；及(ii)尚未償還本金額為2,841,810港元並可兑換為3,508,407股股份的可兑換債券。因此，德祥企業及陳博士於最後實際可行日期共累計擁有佔本公司已發行股本約49.58%之權益。陳博士透過其全資擁有之公司控制德祥企業超過三分之一表決權。

假設於股東特別大會舉行前概無德祥企業之可兑換債券獲行使，且德祥企業之現有持股量並無任何變動，而購回授權將根據擬於股東特別大會上提呈之普通決議案之條款獲全面行使時，則德祥企業及陳博士於本公司之累計持股量會增至佔本公司已發行股本約55.09%。董事獲悉，德祥企業將因此而須就德祥未持有之所有股份提出強制性收購建議。現時，董事無意根據購回授權購回股份，該購回可能觸發收購守則第26條規定的全面收購。

假設於股東特別大會舉行前德祥企業可兑換債券及陳博士持有的可兑換債券隨附之兑換權獲全面行使，德祥企業及陳博士將會實益擁有1,784,175,210股股份，佔本公司當時已發行股本約51.46%。倘購回授權將根據擬於股東特別大會上提呈之普通決議案之條款獲全面行使，則德祥企業於本公司之持股量會增至佔本公司已發行股本約56.94%。德祥企業將不會因行使購回授權本身而須根據收購守則第26條規定提出強制性收購建議。

假設於最後實際可行日期至購回日期期間並無進一步發行股份，則行使購回授權（不論全部或部份）將不會導致股份數目少於按照上市規則第8.08條所規定公眾持有本公司已發行股本之25%。董事無意行使購回授權以導致公眾持股量可能低於所規定之百分比。

本公司進行之股份購回

於本通函刊發日期前六個月內，本公司並無於聯交所或其他證券交易所購回任何股份。

股份價格

在本通函付印前十二個月，股份每月在聯交所之最高及最低成交價如下：

	每股股份	
	最高價	最低價
	港元	港元
	(附註)	(附註)
二零零六年		
六月	0.4160	0.3270
七月	0.3320	0.2270
八月	0.3550	0.2390
九月	0.3450	0.3270
十月	0.3360	0.3280
十一月	0.3440	0.3250
十二月	0.3530	0.3270
二零零七年		
一月	0.3730	0.3310
二月	0.3450	0.3280
三月	0.3500	0.3110
四月	0.5160	0.4140
五月	0.9000	0.4510
六月(截至最後實際可行日期)	0.7600	0.4950

附註：股價已就發行紅股之影響作出調整。

權益披露

董事或(據彼等作出一切合理查詢後所深知及確信)彼等之任何聯繫人士目前無意在股東批准購回授權後出售任何股份予本公司。

本公司並無接獲任何關連人士(定義見上市規則)知會，表示其目前有意在股東批准購回授權後出售任何股份予本公司，或已承諾不會出售股份予本公司。

董事承諾

董事已向聯交所承諾，在有關規定適用情況下，彼等將按照上市規則及百慕達法例行使本公司之權力購回股份。

收購守則之影響

倘董事因根據購回授權行使本公司權力購回股份而導致某一股東於本公司之表決權所佔權益比例增加，則有關增加將被視作收購守則第32條所指之表決權收購事宜處理。因此，某一股東或採取一致行動之一批股東可取得或鞏固對本公司之控制權，從而須根據收購守則第26條規定提出強制性收購建議。

本附錄乃按上市規則規定所載之說明函件，旨在提供有關購回授權之一切資料，以供閣下考慮。

股本

於最後實際可行日期，本公司共有3,338,122,932股已發行股份以及尚未償還本金額為706,698,786.00港元並可按兌換價每股0.81港元（可予以調整）兌換為872,467,637股股份的可兌換債券。

假設於股東特別大會日期前已發行股份並無變動及可兌換債券並無兌換，本公司將獲准購回最多333,812,293股股份。

購回股份之理由

董事相信，股東授予董事一般權力，使其可在聯交所購回股份，乃符合本公司及其股東之利益。視乎當時市況及融資安排而定，上述購回可提高本公司每股股份資產淨值及／或其每股盈利，並只在董事認為購回股份將有利於本公司及其股東時方會進行。

用以購回股份之資金

按照建議，根據購回授權而購回股份所需之款項，會以本公司及其附屬公司之可用現金流量或營運資金融資。在購回股份時，本公司僅可根據本公司組織章程大綱及公司細則以及百慕達法例可合法地提供此用途之資金。百慕達法例規定，就購回股份而歸還之股本款項，僅可申請有關股份之已繳足股本或供派發股息或分派之本公司資金或就購回股份而發行新股所得款項中撥付。就購回股份應付之溢價，只可從股份購回前原可供派發股息或分派之本公司資金或股份溢價賬中撥付。

於建議購回期間內任何時間，倘全面行使建議之購回授權，或會對本公司之營運資金或資本負債水平產生重大不利影響（對照本公司最新刊發之截至二零零六年三月三十一日止年度經審核賬目所披露之情況而定）。然而，倘董事不時認為適合本公司之購回股份對公司營運資金需求或資本負債比率會有重大不利影響，則董事不擬行使購回授權。

4. 可能攤薄獨立股東之股權

下表載列 貴公司於最後實際可行日期之股權，以及全數動用新發行授權時之潛在攤薄影響以供說明用途。

	於最後實際可行日期		緊隨全數動用新發行授權後（假設並無兌換可兌換債券）	
	股份數目	%	股份數目	%
德祥企業	1,638,774,544	49.09	1,638,774,544	40.91
董事	49,789,987	1.49	49,789,987	1.24
獨立股東	1,649,558,401	49.42	1,649,558,401	41.18
行使新發行授權	–	–	667,624,586	16.67
合計	**3,338,122,932**	**100.00**	**4,005,747,518**	**100.00**

誠如上表所示，假設 貴公司概無發行或購回其他股份而可兌換債券所附兌換權於股東特別大會日期或之前亦無行使，現有獨立股東之總股權將由最後實際可行日期約49.42%減少至全數動用新發行授權時約41.18%。

經考慮上文所討論授出新發行授權之好處及全體股東之股權將按相同股份數目予以攤薄後，吾等認為上述股權之攤薄水平或可能出現之攤薄影響可予接受。

推薦意見

經考慮以上討論之主要因素及理由後，其摘要如下：

1. 於最後可行日期，僅有6,590,843股新股份，相當於貴公司已發行股本約0.2%，可根據前次一般授權發行；
2. 授出新發行授權將使 貴公司可以股本融資靈活籌集資金以滿足 貴集團未來業務發展任何可能之資金要求並加強 貴公司管理其業務之靈活性；
3. 董事已確認將審慎地為 貴集團揀選最佳的融資方法；及
4. 全面利用新發行授權將使所有股東之持股被攤薄相同程度；

吾等認為授出新發行授權公平合理，且符合 貴公司及股東之整體利益。因此，吾等建議獨立股東，並且建議獨立董事委員會推薦獨立股東於股東特別大會上投票贊成批准授出新發行授權而提呈之決議案。

此 致

獨立董事委員會及
列位獨立股東 台照

代表
凱利融資有限公司
董事總經理
顧福身
謹啟

二零零七年六月二十日

2. 提供其他融資方法之靈活性

誠如 貴公司於二零零七年四月十一日發出之公佈所述及據董事所告知， 貴集團一直物色可拓展中國天然資源業務之商機。儘管有關磋商仍在進行，且任何一方均無訂立正式協議（包括條款及條件），惟倘有關磋商達成協議時， 貴公司可能需要集資。於最後實際可行日期，根據前次一般授權僅可發行6,590,843股新股份。倘日後出現任何投資機會而需要集資或發行新股份， 貴公司或需尋求特別授權，且亦無法確定 貴公司可及時取得所須之股東批准。

此外，新發行授權讓 貴公司有機會透過股本融資方式集資，尤其是當股本市場環境利好之時，蓋因股本融資屬不計息性質，且亦無需給予抵押品或抵押，對 貴公司而言相當重要。

新發行授權亦同時讓 貴公司可於適當時候靈活籌集額外資金，以作 貴集團營運資金用途。

鑑於上述種種因素，吾等認為授出新發行授權讓 貴公司可靈活處理日後可能集資之需要以應付 貴集團未來之業務發展，或可令 貴公司更靈活管理本身業務，因此，授出新發行授權符合 貴公司及股東之整體利益。

3. 其他融資方法

誠如董事所告知，除股本融資外， 貴集團亦將會考慮舉債或銀行借款等其他融資方法。然而，該等方法視乎 貴集團之溢利能力、財務狀況、融資成本及當時市場狀況而定。除此以外，上述方法可能牽涉辦理需時之盡職審查及長時間的磋商。此外，董事確認彼等將審慎地為 貴集團揀選最佳的融資方法。

吾等認為授出新發行授權將可為 貴公司提供其他融資方法，亦可合理地讓 貴公司靈活揀選可配合其未來業務發展所需之融資方法。因此，吾等認為授出新發行授權符合 貴公司及股東之整體利益。

審慎周詳考慮後始行作出，並以公平合理之基準為依歸。吾等認為，吾等已審閱足夠資料以達致本函件所載之知情決定，證明本通函所載資料之準確性可予依賴，並為吾等根據上市規則第13.80條規定而作出之推薦意見提供合理基準。吾等並無理由質疑董事或　貴集團管理層隱瞞任何重大資料，或有關資料屬誤導、失實或不準確。然而，吾等並無就編製本函件進行任何獨立詳盡調查或審核　貴集團業務或事宜或未來前景。

所考慮之主要因素

吾等於達致吾等意見所考慮之主要因素載列如下：

1. 背景資料及理據

於股東週年大會上，股東已授予董事前次一般授權，以配發、發行及處理最多50,090,843股新股份，相當於　貴公司於該大會日期累積已發行股本之20%。

貴公司自股東週年大會後並無更新以發行股份之一般授權。於二零零七年四月十一日，董事會宣佈(其中包括)下列事宜：

(a) 德祥企業同意按全數包銷基準，透過大福證券有限公司作為配售代理及包銷商向不少於六位承配人配售合共43,500,000股股份，每股股份作價3.40港元，而德祥企業已同意按每股股份作價3.40港元認購合共43,500,000股認購股份(「**補足配售事項**」)；及

(b) 發行紅股。

補足配售事項已於二零零七年四月二十三日完成，根據股東週年大會上授予董事之上一次一般授權而發行43,500,000股股份。補足配售事項產生之所得款項淨額約143,000,000港元擬撥作　貴集團一般營運資金及於中國投資於天然資源相關行業之用。據董事告知，上述所得款項於最後實際可行日期並未利用。

緊隨發行紅股一事於二零零七年六月六日完成後，並假設　貴公司於股東特別大會日期或之前將不會發行或購回其他股份，且並無可兑換債券隨附兑換權獲行使，於股東特別大會日期之已發行股份數目將為3,338,122,932股。因此，根據前次一般授權僅可發行6,590,843股股份，相當於　貴公司之已發行股本約0.2%。

為補足因發行紅股而根據前次一般授權將予發行之股份數目，並讓董事將來可靈活及酌情發行新股份，董事向股東提呈一項決議案以授出新發行授權，使董事可行使　貴公司權力，以發行及配發最多佔　貴公司於股東特別大會日期已發行股本20%之新股份。

於股東特別大會上，　貴公司將會提呈一項普通決議案以授予董事新發行授權。倘　貴公司授出新發行授權，有關授權將一直生效，直至下列最早發生者為止：(i)　貴公司下屆股東週年大會結束時；(ii)按百慕達法例或公司細則規定　貴公司須予召開下屆股東週年大會之期限屆滿時；及(iii)股東於股東大會上通過一項普通決議案以撤銷或更改新發行授權。

以下為凱利融資有限公司致獨立董事委員會及獨立股東的意見函件全文，以供載入本通函而編製：

凱利

凱利融資有限公司

香港
中環
都爹利街11號
律敦治大廈1503室

敬啟者：

建議更新新發行授權

吾等謹此提述獲委任為獨立財務顧問，就有關新發行授權向獨立董事委員會及獨立股東提供意見，有關詳情載於 貴公司於二零零七年六月二十日刊發致股東（及可兑換債券持有人以僅供參考）之通函（「**本通函**」）所載之董事會函件內，而本函件為其中一部分。除文義另有所指外，本函件所用詞彙與本通函其他部分所界定者具相同涵義。

於最後實際可行日期，根據上一次一般授權僅可發行6,590,843股新股份，相當於 貴公司之已發行股本約0.2%。為補足因發行紅股而根據前次一般授權將予發行之股份數目，並令董事將來可靈活及酌情發行新股份，董事向股東提呈一項決議案以授出新發行授權，使董事可行使 貴公司權力，發行最多佔 貴公司於股東特別大會日期已發行股本20%之新股份。德祥企業、陳博士及彼等各自之聯繫人須於股東特別大會上放棄就批准授出新發行授權之決議案投票。

貴公司已成立由全體獨立非執行董事郭嘉立先生、黃景霖先生及潘國興先生組成之獨立董事委員會，以審議新發行授權及向獨立股東提供建議。吾等已獲委任為獨立財務顧問，就此向獨立董事委員會及獨立股東提供意見。

於制定吾等之推薦意見時，吾等乃依賴所獲提供之資料及陳述，以及董事所發表之意見，並已假設於本通函內所作或所述之全部陳述及聲明，於本通函刊發日期直至股東特別大會舉行日期，均屬及仍為真實、準確及完備。吾等並無理由懷疑董事向吾等提供於本通函內所載或所述之資料、意見及陳述為不真實、不準確及不完備，且吾等認為於制定意見時可對該等資料、意見及陳述加以依賴。董事確認，於作出一切合理查詢後據彼等所深知及確信，(i)本通函所載資料在各重大方面均屬準確及完備，且概無誤導成份；(ii)本通函並無遺漏其他事實，致使當中所作任何陳述有所誤導，及(iii)本通函內發表之所有意見乃經

以下為獨立董事委員會就建議更新新發行授權致獨立股東之函件全文，當中載有其向獨立股東提供的推薦建議：

HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：275)

敬啟者：

建議更新新發行授權

吾等已獲委任為獨立董事委員會成員，就建議授出新發行授權向　閣下提供意見，有關詳情乃載於本公司日期為二零零七年六月二十日的通函(「通函」)所載「董事會函件」內。除文義另有所指外，本函件所用詞彙與通函所界定者具有相同涵義。

經考慮通函第9至12頁所載凱利融資有限公司的意見及推薦建議後，吾等認為建議授出新發行授權屬公平合理，亦符合本公司及股東的整體利益。

因此，吾等建議獨立股東投票贊成擬於股東特別大會上提呈之普通決議案以批准建議授出新發行授權。

此　致

列位獨立股東　台照

獨立董事委員會
郭嘉立　黃景霖　潘國興
謹啟

二零零七年六月二十日

* 僅供識別

本公司已成立獨立董事委員會，藉以就更新新發行授權向獨立股東提供意見，並已委任凱利為獨立財務顧問，以就此向獨立董事委員會及獨立股東提供意見。凱利認為授出新發行授權屬公平合理，亦符合本公司及股東整體之利益。載有凱利就更新新發行授權作出之推薦意見之函件全文，載於本通函第9至12頁。

經考慮凱利之意見後，獨立董事委員會認為授出新發行授權屬公平合理，亦符合本公司及股東整體之利益。因此，獨立董事委員會建議獨立股東投票贊成將於股東特別大會上提呈以批准授出新發行授權之有關決議案。獨立董事委員會之函件全文載於本通函第8頁。

一般資料

本通函載有遵照上市規則而給予的詳情，旨在提供有關本公司之資料。各董事願就本通函共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信：(i)本通函所載資料於各重大方面均為準確及完整，且不會產生誤導；(ii)本通函並無遺漏任何其他事實，致使其中所載任何陳述產生誤導；及(iii)本通函內表達之所有意見乃經審慎周詳考慮後始行作出，並以公平合理之基準及假設為依據。

本公司之組織章程大綱、公司細則及購股權計劃之副本，於本通函日期起至股東特別大會日期（包括該日）止期間之一般辦公時間內，在本公司之香港主要營業地點（地址為香港中環夏愨道12號美國銀行中心31樓）可供查閱。

此　致

列位股東　台照

及可兑換債券持有人　參照

代表董事會
錦興集團有限公司
主席
陳國強博士
謹啟

二零零七年六月二十日

申請上市

本公司將就上述「條件」一節(b)段之批准向聯交所提出申請。

股東特別大會

召開股東特別大會通告連同(其中包括)各項決議案載於本通函。無論股東能否出席大會或其任何續會，務請盡快填妥隨附之代表委任表格並交回本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，惟無論如何，最遲須於大會或其任何續會舉行時間48小時前送達。填妥及交回代表委任表格後，股東仍可依願出席大會，並在會上投票。

根據上市規則，倘於下一屆股東週年大會前更新新發行授權，則發行人之控股股東及其聯繫人士，或倘無控股股東，則發行人之董事(不包括獨立非執行董事)及行政總裁以及彼等各自之聯繫人士須放棄投票贊成有關更新新發行授權的普通決議案。於最後實際可行日期，德祥企業及陳博士分別擁有1,638,774,544股及16,284,667股股份之權益，佔本公司已發行股本分別49.09%及0.49%。因此，德祥企業、陳博士及彼等各自之聯繫人士須於股東特別大會上放棄就批准更新新發行授權之決議案投票。該決議案的批准將以數票方式表決。

要求以數票方式進行表決之程序

於大會上提呈進行投票之決議案將以舉手方式表決，除非(在宣佈舉手表決結果之前或之時，或撤回任何其他數票表決之要求之時)下列人士要求以數票方式表決：

(a) 大會主席；或

(b) 至少三名親身出席大會並於當時有權在大會上投票之股東(或倘股東為法人團體，則為其正式授權代表)或其受委代表；或

(c) 一名或多名親身出席之股東(或倘股東為法人團體，則為其正式授權代表)或其受委代表，並佔不少於所有有權於大會投票之股東總投票權十分之一；或

(d) 一名或多名親身出席之股東(或倘股東為法人團體，則為其正式授權代表)或其受委代表，並持有獲賦予其權利於大會上投票之本公司股份，而該等股份之繳足股款總額不少於獲賦予該權利之所有股份繳足股款總額十分之一。

股東受委代表提出之要求，應被視為與股東所提出者無異。

推薦意見

董事認為(i)更新購回授權及新發行授權；及(ii)建議計劃更新均符合本公司及其股東整體之利益，故此建議股東及獨立股東(視情況而定)投票贊成於股東特別大會上將予提呈之有關決議案。

更新購股權計劃

建議計劃更新

緊隨採納日期後，共有160,303,202股已發行股份，故此，因悉數行使購股權計劃及本公司其他計劃下之購股權而可發行的股份最多為16,030,320股，佔當時已發行股份之10%。

於最後實際可行日期並無未行使之購股權。鑑於本公司之已發行股本因發行紅股而經擴大，本公司建議根據本公司之經擴大已發行股本更新計劃授權限額。

倘計劃授權上限獲更新，按已發行之股份為3,338,122,932股為基準，並假設本公司於股東特別大會前並無發行或購回股份，且可兌換債券附有之兌換權並無獲行使，則計劃授權上限將重設為333,812,293股股份，而本公司將獲准根據購股權計劃及其他附帶權利之購股權計劃進一步授出購股權，可認購最多333,812,293股股份。

董事認為更新計劃授權上限以准許根據購股權計劃進一步授出購股權，藉以為本集團僱員及其他指定承授人提供獎勵及確認彼等之貢獻，乃符合本公司之利益。

謹此建議待股東於股東特別大會上批准及符合上市規則訂明之其他規定後，計劃授權上限將會更新，致使根據更新後之計劃授權上限下而悉數行使購股權計劃及本公司所有其他購股權計劃將予授出之購股權而可予發行之證券總數，不得超過股東於股東特別大會上通過建議計劃更新當日之已發行股份之10%，及根據購股權計劃及/或本公司任何其他購股權計劃先前所授出之購股權（包括但不限於根據購股權計劃或本公司該等其他計劃尚未行使、已註銷、失效或行使之該等購股權）不會計算入更新後之計劃授權上限內。

根據上市規則，倘行使根據購股權計劃及本公司任何其他購股權計劃而已授出但尚未行使之所有購股權而可予發行之股份，於任何時間不得超過不時已發行股份之30%。倘根據本公司或其任何附屬公司之任何計劃授出購股權將導致超出該30%之限額，則不得授出購股權。

條件

按購股權計劃及上市規則所規定，本公司將於股東特別大會上提呈普通決議案以批准建議計劃更新。

採納更新計劃授權上限須待以下條件達成後，方可作實：

(a) 股東於股東特別大會上通過批准建議計劃更新之普通決議案；及

(b) 聯交所批准因行使根據購股權計劃可能授出之任何購股權而將予發行之新股份上市及買賣，惟須按照更新計劃授權上限，不得超過於股東批准日期當日之已發行股份之10%。

本通函旨在向　閣下提供有關下列各項的資料：(i)更新購回及發行股份之一般授權；(ii)獨立董事委員會之推薦意見及凱利就新發行授權致獨立董事委員會及獨立股東之推薦意見；及(iii)根據購股權計劃更新計劃授權上限；並向　閣下發出股東特別大會通告。

更新購回股份之一般授權

於股東特別大會上，將建議以普通決議案方式授予董事一般及無條件授權，以行使本公司所有權力於聯交所購回股份，購回最高限額為通過該項普通決議案當日本公司已發行股本之10%。

本公司目前並無任何股份購回計劃。惟董事確認該購回對本公司及股東有利時，該購回才會進行。考慮到市場狀況之急遽變化，購回授權可令董事更靈活地為本公司淨資產增值並／或增加每股盈利。按上市規則規定載有購回授權資料之說明函件載於本通函附錄內。

更新新發行授權

於二零零六年九月一日舉行之股東週年大會上已授予董事前次一般授權，以配發、發行及處理於該大會當日最多佔本公司已發行股本總額20%之新股份，於股東週年大會當日已發行250,454,216股股份，因此，根據前次一般授權最多可發行50,090,843股新股份。

由股東週年大會日期至最後實際可行日期期間，已動用若干前次一般授權，並根據本公司於二零零七年四月進行之補足配售之前次一般授權已發行43,500,000股股份。誠如本公司日期為二零零七年四月十一日之公告所載，本公司有意利用補足配售所得款項淨額約143,000,000港元作為本集團之一般營運資金用途並投資於中國天然資源相關業務。於最後實際可行日期，該所得款項淨額仍未動用。

緊隨二零零七年六有六日發行紅股完成後，已發行股份數目為3,338,122,932股。然而，根據前次一般授權及在上述之動用後，僅可發行6,590,843股新股份，相當於本公司發行紅股後之已發行股本約0.2%。

為補足因發行紅股而根據前次一般授權將予發行之股份數目，並讓董事將來可靈活及酌情發行新股份，董事向股東提呈決議案以授出新發行授權，使董事可行使本公司權力，發行最多佔本公司於股東特別大會日期已發行股本20%之新股份。本公司目前並無有關動用將予更新之新發行授權之任何具體計劃。

待獨立股東批准更新新發行授權後，假設本公司於股東特別大會日期或之前將不會發行或購回其他股份，且並無可兌換債券隨附之兌換權獲行使，則於股東特別大會日期之已發行股份將為3,338,122,932股股份，此代表倘新發行授權獲更新後，董事將獲授權根據更新後之新發行授權，配發及發行最多667,624,586股股份。

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

（於百慕達註冊成立之有限公司）
（股份代號：275）

執行董事：
陳國強博士（主席）
Yap, Allan博士（董事總經理）
呂兆泉先生（副董事總經理）

獨立非執行董事：
郭嘉立先生
黃景霖先生
潘國興先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點：
香港
中環
夏慤道12號
美國銀行中心31樓

敬啟者：

建議更新發行及購回股份之一般授權
建議更新根據購股權計劃授出購股權之10%限額
及
股東特別大會通告

緒言

於二零零七年七月六日星期五即將舉行之股東特別大會上，將提呈下列決議案（其中包括）：

(a) 授予董事一般授權購回股份，惟不可超過在有關決議案獲通過當日本公司已發行股本總面值之10%；

(b) 授予董事一般授權配發、發行及處理額外股份，及作出或授出之售股建議、協議、購股權及認股權證，惟不可超過在有關決議案獲通過當日本公司已發行股本總面值之20%；

(c) 在上文(b)項所載發行股份之一般授權之上，增加本公司根據上文(a)項之購回授權購回之股份數目；及

(d) 更新根據購股權計劃授出購股權之10%限額。

* 僅供識別

「通告」	指	召開股東特別大會之通告；
「購股權」	指	根據購股權計劃授出以認購股份之購股權；
「前次一般授權」	指	於股東週年大會授予董事之一般授權，以行使本公司權力發行新股份；
「建議計劃更新」	指	建議更新購股權計劃下之計劃授權上限；
「購回授權」	指	建議授予董事之一般授權，以行使本公司權力購回股份；
「計劃授權上限」	指	根據購股權計劃及本公司其他此等計劃將予授出之全部購股權獲行使時，最多可配發及發行之股份數目，初步合共不得超過於採納日期已發行股份之10%，及後，倘經更新亦不得超過於股東批准更新上限日期之已發行股份之10%；
「證券及期貨條例」	指	證券及期貨條例（香港法例第571章）；
「股東特別大會」	指	本公司謹訂於二零零七年七月六日星期五上午十時正假座香港中環夏慤道12號美國銀行中心地庫B27室召開及舉行之股東特別大會，藉以批准建議更新新發行授權及購回授權以及建議計劃更新；
「股份」	指	本公司股本中每股面值0.01港元之股份；
「股東」	指	股份持有人；
「購股權計劃」	指	本公司於二零零三年三月十七日採納之購股權計劃；
「聯交所」	指	香港聯合交易所有限公司；
「收購守則」	指	香港公司收購及合併守則；
「港元」	指	港元，中華人民共和國香港特別行政區之法定貨幣；
「%」	指	百分比。

於本通函內，除非文義另有所指，否則下列詞彙具有以下涵義：

「採納日期」	指	二零零三年三月十七日，即本公司採納購股權計劃之日期；
「股東週年大會」	指	本公司於二零零六年九月一日舉行之股東週年大會；
「聯繫人士」	指	按上市規則所賦予之涵義；
「董事會」	指	董事會；
「發行紅股」	指	誠如本公司日期為二零零七年五月三日之通函所載及股東於二零零七年五月二十一日所批准，以每持有一股現有股份獲派十股紅股為基準向股東發行紅股；
「紅股」	指	本公司於二零零七年六月六日以發行紅股方式發行之新股份；
「公司細則」	指	本公司之公司細則；
「本公司」	指	錦興集團有限公司（股份代號：275），於百慕達註冊成立之有限公司，其股份在聯交所主板上市；
「可兌換債券」	指	本公司尚未償還本金總額為706,698,786港元於二零一一年到期之2厘可兌換債券，可由二零零六年六月起按兌換價每股0.81港元（可予以調整）兌換為新股份；
「董事」	指	本公司董事；
「陳博士」	指	陳國強博士，德祥企業之控股股東以及德祥企業及本公司之主席；
「凱利」	指	凱利融資有限公司，為獨立董事委員會及獨立股東就有關更新新發行授權之獨立財務顧問；
「獨立董事委員會」	指	董事會之獨立委員會，成員包括獨立非執行董事郭嘉立先生、黃景霖先生及潘國興先生，其成立目的為就有關更新新發行授權向獨立股東提供意見；
「獨立股東」	指	德祥企業、陳博士及彼等各自之聯繫人士以外之股東；
「德祥企業」	指	德祥企業集團有限公司（股份代號：372），於百慕達註冊成立之有限公司，其普通股及優先股在聯交所主板上市；
「最後實際可行日期」	指	二零零七年六月十五日，即本通函付印前之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「新發行授權」	指	建議授予董事之一般授權，以行使本公司權力，根據股東特別大會通告所載之條款發行新股份；

目 錄

頁次

此乃要件　請即處理

閣下如對本通函之任何內容或應採取之行動有任何疑問，應諮詢　閣下之持牌證券交易商或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下所有錦興集團有限公司證券出售或轉讓，應立即將本通函及隨附代表委任表格交予買主或承讓人，或經手買賣或轉讓之銀行、證券經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：275)

建議更新發行及購回股份之一般授權
建議更新根據購股權計劃授出購股權之10%限額
及
股東特別大會通告

錦興集團有限公司之財務顧問

VXL FINANCIAL SERVICES LIMITED
卓越企业融资有限公司

獨立董事委員會及獨立股東之獨立財務顧問

凱利
凱利融資有限公司

獨立董事委員會函件載於本通函第8頁，凱利致獨立董事委員會及獨立股東之函件載於本通函第9至12頁。

錦興集團有限公司謹訂於二零零七年七月六日星期五上午十時正假座香港中環夏慤道12號美國銀行中心地庫B27室舉行股東特別大會，大會通告載於本通函第16至18頁。無論股東擬出席大會與否，務請盡快根據隨附之代表委任表格所印列之指示填妥並交回本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，惟無論如何，最遲須於該大會指定舉行時間48小時前送達。填妥及交回代表委任表格後，股東仍可依願親身出席大會或任何續會，並在會上投票。

* 僅供識別

END

二零零七年六月二十日